                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  CONCAP, INC
                                  -----------

                                (Name of Issuer)


                     COMMON STOCK $.001 PAR VALUE PER SHARE
                     --------------------------------------

                        (Title of Class of Securities)


                                  20600E200000

                                 (CUSIP Number)



                             3700 CRESTWOOD PARKWAY
                                   SUITE 1000
                                DULUTH, GA 30096
                                 (770 381-8089)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  JULY 8, 1998
                                 -------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                            (Page 1 of 7 Pages)


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CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Scott Schuster
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,153,750
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,153,750
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,153,750
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David E. Aksoy
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,153,750
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,153,750
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,153,750
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to the Common Stock, $.001 par value per share ("Common Stock"), of Concap, Inc., a Texas corporation (the "Issuer"). The 7,200,000 shares of the Issuer's Common Stock which are the subject of the Statement will be referred to as the "Shares" throughout this statement. The principal executive office of the Issuer is located at 568 East Woolbright Road, #466, Boynton Beach, FL 33435

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of Scott Schuster and David
E. Aksoy (collectively "the Shareholders"), individual residents of the state of Georgia who were the sole shareholders of Intuitive Technology Consultants Inc. ("ITC"), a Georgia corporation, prior to the transactions consummated by the Exchange Agreement (described in item 3 hereof).

                  Scott Schuster, a U.S. citizen is currently president of ITC. Mr. Schuster's business address is Intuitive Technology Consultants, Inc., 3700 Crestwood Parkway, Duluth, Georgia 30096.

                  David E. Aksoy, a Canadian citizen is currently a director of ITC. Mr. Aksoy's business address is 3931 Mundy Mill Road, Oakwood, Georgia 30566.

                  During the last five years, neither person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  Pursuant to an agreement dated June 24, 1998 (the "Exchange Agreement") by and among the Issuer, ITC and the Shareholders, the Issuer acquired from the Shareholders all of the issued and outstanding shares of Common Stock of ITC in exchange for unissued shares of the Issuer representing 72% or 7,200.000 of Common Stock of the Issuer that was outstanding after the exchange of such shares (the "Exchange"). The Exchange was consummated on July 8, 1998 (the "Effective Time").

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The purpose of the acquisition of the Issuer's shares was for the Issuer to acquire all of the capital stock of ITC and for the Shareholders to obtain 7,200,000 shares of the Issuer's common stock, in accordance with the Exchange Agreement. The Exchange became effective at the closing of the transactions contemplated by the Exchange Agreement on July 8, 1998.

                  Prior to consummation of the Exchange, ITC engaged in providing technical solutions to companies seeking talent in the software development, network implementation and management and related technical areas. [PURPOSE OF THE EXCHANGE]. The Issuer was formed for the purpose of creating a vehicle to obtain capital to take advantage of domestic and foreign business opportunities which may have potential for profit.

                  (a) Neither Shareholder presently has any plans or proposals which relate to the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) Pursuant to the Exchange, the Shareholders obtained control of the Issuer by virtue of the 7,200,000 shares of Issuer's common stock being issued to them in exchange for all of the issued and outstanding shares of ITC formerly owned by them;

                  (c) Neither Shareholder presently has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d)

                  (d) Pursuant to the Exchange, Scott Schuster was appointed by the Board of Directors as a new director. After electing the new director, the Issuer's prior sole director, Carl Canter, resigned;

                  (e) Neither Shareholder presently has any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Neither shareholder presently has any plans or proposals which relate to or would result in any material change in the Issuer's business or corporate structure;

                  (g) Neither Shareholder presently has any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Neither Shareholder presently has any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) Neither Shareholder presently has any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

                  (j) Neither Shareholder presently has any plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this statement, the Shareholders beneficially own an aggregate of 7,200,000 shares of the Issuer's Common Stock. The 7,200,000 shares of Common Stock beneficially owned by the Shareholders on the date of this statement represent a beneficial ownership of approximately 72% of the Issuer's outstanding shares of Common Stock, based upon the Issuer's statement in its Form 8-K filed July 21, 1998.

                  (b) Scott Schuster has the sole power to vote or to direct the vote of 3,153,750 shares of the Issuer's Common Stock and David Aksoy has the sole power to vote or direct the vote of 3,153,750 shares of the Issuer's Common Stock.

                  (c) Except as set forth herein, neither Shareholder has effected any transaction in the Issuer's Common Stock during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Shareholders, ITC and the Issuer entered into an Agreement, dated June 24, 1998, which is filed as an exhibit hereto and is incorporated by reference into this Item 6, pursuant to which the Shareholders acquired 7,200,000 shares if Issuer's Common Stock in exchange for 100% of ITC's issued and outstanding shares of Common Stock.

                  Except as described in this Schedule 13D, or in the exhibits hereto, neither Shareholder is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


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         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           THE FOLLOWING SHALL BE FILED AS AN EXHIBIT HERETO:

                           Exhibit 7.1: Agreement, dated June 24, 1998, among the Shareholders, the Issuer and ITC.

                                    SIGNATURE


                  After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 30, 1998                    /s/ Scott Schuster
---------------                    -------------------------------------
                                                 SCOTT SCHUSTER


October 30, 1998                    /s/ David E. Aksoy
---------------                    --------------------------------------
                                                DAVID E. AKSOY